

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2023

Elias Farhat
Chairman of the Board
LF Capital Acquisition Corp. II
1909 Woodall Rodgers Freeway, Suite 500
Dallas, TX 75201

> **Re: LF Capital Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 11, 2023**
> **File No. 001-41071**

Dear Elias Farhat:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction